Mail Stop 3010

June 26, 2009

VIA U.S. MAIL AND FAX (212) 216-1785

Mr. Gregory F. Hughes
Chief Financial Officer and Chief Operating Officer
SL Green Realty Corp.
420 Lexington Ave
New York, New York 10170

> **Re: SL Green Realty Corp.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-13199**

Dear Mr. Hughes:

We have reviewed your response letter dated May 29, 2009, and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1.   We note that you filed an amended 10-K and 10-Q on May 11, 2009 to provide revised disclosure and to restate your financial statements. Please advise us why you did not file a related Form 8-K with Item 4.02 disclosure. Please refer to Exchange Act Form 8-K CD&I 101.01, as applicable.

Consolidated Statements of Income, page 74

2.   Please revise your income statement presentation in future filings to eliminate the subtotal Income from continuing operations before gain on sale, noncontrolling interest and discontinued operations. Refer to Rule 5-03 of Regulation S-X.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486. Please contact Stacie Gorman at (202) 551-35854 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief